SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4 )*

                    Natural Alternatives International, Inc.
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                                (Name of Issuer)

                          Common Stock $.001 Par Value
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                         (Title of Class of Securities)

                                    638842302
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                                 (CUSIP Number)

                                  Robert Becht,
                                 P.O. Drawer H,
                         Valley Cottage, New York 10989
                                 (845) 268-6828
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 16, 2006
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

CUSIP No. 638842302                    13D                     Page 2 of 7 Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carl J. Terranova
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7     SOLE VOTING POWER

                     522,900
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            522,900
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      522,900
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.95%
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14    TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 638842302                    13D                     Page 3 of 7 Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Thomas H. Hansen
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     209,300
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            209,300
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      209,300
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.18%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 4 (this "Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on November 5, 2001, as amended by Amendment No. 1 filed on December 6, 2001 and further amended by Amendments No. 2 and 3, filed on May 7, 2004 and on June 8, 2005, respectively, by the Trust U/W of Vincent Terranova, Carl J. Terranova and Thomas H. Hansen, relating to the common stock, $.001 par value (the "Common Stock"), of Natural Alternatives International, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined herein shall have the meanings attributed to them in the Schedule 13D.

      Item 3: Source and Amount of Funds or Other Consideration.

      The information set forth in the second paragraph of Item 3 of the
Schedule 13D is hereby amended by replacing said paragraph with the following information:

      The aggregate amount of funds used by Carl J. Terranova to acquire Shares purchased by Mr. Terranova since the filing of the previously filed Schedule 13D amendment was $1,099,437. Such amount was paid out of the personal funds of Mr. Terranova.

      The aggregate amount of funds used by Thomas H. Hansen to acquire Shares purchased by Mr. Hansen since the filing of the previously filed Schedule 13D amendment was $131,838. Such amount was paid out of the personal funds of Mr. Hansen.

      Item 5: Interest in Securities of the Issuer.

      The information set forth in the second sentence of each of subparagraphs
(a) and (b) of Item 5 of the Schedule 13D is hereby amended by replacing said sentences with the following information:

      (a) Carl J. Terranova beneficially owns 522,900 shares of Common Stock, representing approximately 7.95% of the total Common Stock outstanding. Thomas
H. Hansen beneficially owns 209,300 shares of Common Stock, representing approximately 3.18% of the total Common Stock outstanding.

      (b) Carl J. Terranova has the sole power to vote and the sole power to dispose of 522,900 shares of Common Stock. Thomas H. Hansen has the sole power to vote and sole power to dispose of 209,300 shares of Common Stock.

      The information set forth in subparagraph (c) of Item 5 of the Schedule 13D is hereby amended and supplemented with the following information:

      (c) The following is a list of all transactions in shares of Common Stock made by Mr. Terranova in the last sixty days. All such transactions were open market purchases:

                                      Number of
                         Date           Shares          Price
                         ----           ------          -----
                        8/3/06          10,000        $  9.20
                        8/4/06          16,000        $  9.03
                        8/8/06           4,500        $8.8986
                        8/9/06          33,000        $  9.27
                       8/11/06          10,000        $  8.90
                       8/14/06          13,200        $  8.72
                       8/15/06           2,000        $  8.03
                       8/15/05           3,300        $  8.53
                       8/16/06          13,000        $  7.93
                       8/21/06          18,000        $  9.20

      The following is a list of all transactions in shares of Common Stock made by Mr. Hansen in the last sixty days. All such transactions were open market purchases made on August 18, 2006:

                       Number
                       of Shares         Price
                       ---------         -----
                       5,000            $ 9.205
                       3,400            $ 8.165
                       6,600            $8.7957

      Item 7. Material to be Filed as Exhibits

      The information set forth in Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

      1. Joint Filing Agreement.

                                   Signatures

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

August 21, 2006

                                                  TRUST U/W OF VINCENT TERRANOVA


                                                  By: /s/ Robert Becht
                                                      --------------------------
                                                      Name: Robert Becht
                                                      Title: Trustee


                                                  /s/ Carl J. Terranova
                                                  ------------------------------
                                                  Carl J. Terranova


                                                  /s/ Thomas H. Hansen
                                                  ------------------------------
                                                  Thomas H. Hansen

                                    Exhibit 1

      Agreement regarding joint filing under Rule 13d-1(k) of the Exchange Act

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the filing on behalf of each of a statement on Schedule 13D, and all amendments thereto trustees with respect to the shares of common stock of Natural Alternatives, Inc.

Dated: August 21, 2006

                                                  TRUST U/W OF VINCENT TERRANOVA


                                                  By: /s/ Robert Becht
                                                      --------------------------
                                                      Name: Robert Becht
                                                      Title: Trustee


                                                  /s/ Carl J. Terranova
                                                  ------------------------------
                                                  Carl J. Terranova


                                                  /s/ Thomas H. Hansen
                                                  ------------------------------
                                                  Thomas H. Hansen